# SEC Schedule 13D/A (Amendment No. 28) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifeway Foods, Inc., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 11/09/2026
Filed by CIK 0001227848
Persons authorized to receive notices and communications: Edward Smolyansky, 1219 N Wells St, Chicago, Illinois (IL), 60610, 847-967-1010

## Reporting persons
- Ludmila Smolyansky (CIK 0001227848): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 507,207; shared voting power 75,000; sole dispositive power 507,207; shared dispositive power 75; aggregate amount beneficially owned 582,207 (3.9% of the class)
- Edward Smolyansky (CIK 0001227847): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,797,435; shared voting power 575,000; sole dispositive power 1,797,435; shared dispositive power 575,000; aggregate amount beneficially owned 2,372,435 (15.7% of the class)
- The Edward Smolyansky Trust 2/2/16: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 794,793; shared voting power 0; sole dispositive power 794,793; shared dispositive power 0; aggregate amount beneficially owned 796,793 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Lifeway Foods, Inc.
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053

## Item 4. Purpose of Transaction
Purpose of transaction: On November 9, 2026, Edward Smolyansky, the Edward Smolyansky Trust 2/2/16, the Ludmila Smolyansky Trust 2/1/05 and the Ludmila and Edward Smolyansky Family Foundation (together, the "Shareholders") entered into a Registration Rights Agreement, dated as of November 7, 2026 (the "Registration Rights Agreement"), with Lifeway Foods, Inc. (the "Company"). Under the Registration Rights Agreement, the Company agreed to prepare and file with the Securities and Exchange Commission a registration statement that would register under the Securities Act of 1933, as amended (the "Securities Act"), an offering by the Shareholders and certain related persons of an aggregate of 2,379,642 shares of Common Stock, no par value ("Common Stock"), of the Company on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, and to use reasonable best efforts to cause such registration statement to be declared effective as soon as practicable thereafter. Under the Registration Rights Agreement, the Company also agreed to use commercially reasonable efforts to keep such registration statement continuously effective from the date it is declared effective until the earlier of (i) such time as all Registrable Securities (as defined in the Registration Rights Agreement) have been sold thereunder and (ii) the fifth anniversary of the date such registration statement is declared effective, subject to certain customary exceptions and extensions. The Registration Rights Agreement contains additional customary representations, warranties and covenants of the parties, including with respect to indemnification and the payment of expenses. The foregoing summary is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of November 11, 2026, for purposes of Rule 13d-3 under the Exchange Act, (i) Ludmila Smolyansky may be deemed to be the beneficial owner of 582,207 shares of Common Stock, representing approximately 3.9% of the outstanding shares of Common Stock, (ii) Edward Smolyansky may be deemed to be the beneficial owner of 2,372,435 shares of Common Stock, representing approximately 15.7% of the outstanding shares of Common Stock, (iii) the Edward Smolyansky Trust may be deemed to be the beneficial owner of 794,793 shares of Common Stock, representing approximately 5.3% of the outstanding shares of Common Stock, and (iv) the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 2,879,642 shares of Common Stock, representing approximately 19.1% of the outstanding shares of Common Stock. In accordance with Rule 13d-101 under the Exchange Act, the foregoing percentage calculations were based on 15,106,747 shares outstanding as of August 7, 2026 (the "Outstanding Shares"), as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026. The reporting persons do not hereby concede that all such reported outstanding shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone USA Public Benefit Corporation, and the reporting persons reserve all rights.
Number of shares as to which each person has sole or shared power to vote or dispose: Ludmila Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 507,207 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Ludmila Smolyansky is a director. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,797,435 shares of Common Stock, which includes the 794,793 shares beneficially owned by the Edward Smolyansky Trust and 100,000 shares held by his son, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock held by Smolyansky Family Holdings LLC, over which Edward Smolyansky and Julie Smolyansky share voting power and dispositive power, and 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Edward Smolyansky is a director. Each of Ludmila Smolyansky and Edward Smolyansky disclaims beneficial ownership of the 75,000 shares held by the Ludmila and Edward Smolyansky Family Foundation. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein, and disclaims beneficial ownership of the shares held by his son. The Edward Smolyansky Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 794,793 shares of Common Stock. The Filing Persons together have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,379,642 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock.
Transactions in the class effected during the past sixty days:
There have been no transactions in the shares of Common Stock by any of the filing persons during the past sixty days, other than the following sales of Common Stock by the Edward Smolyansky Trust 2/2/16 (the "ES Trust"), of which Edward Smolyansky is the trustee, in each case in ordinary broker transactions entered into on the dates shown:
Seller: ES Trust Date: November 4, 2026 Number of Shares: 66,218 Price: $22.58
ES Trust Date: November 4, 2026 Number of Shares: 3,782 Price: $23.31
ES Trust Date: October 13, 2026 Number of Shares: 30,000 Price: $22.64

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Registration Rights Agreement, dated as of November 7, 2026, among Lifeway Foods, Inc., Edward Smolyansky, the Edward Smolyansky Trust 2/2/16, the Ludmila Smolyansky Trust 2/1/05 and the Ludmila and Edward Smolyansky Family Foundation

## Signatures
- Ludmila Smolyansky: /s/ Ludmila Smolyansky, Ludmila Smolyansky (11/12/2026)
- Edward Smolyansky: /s/ Edward Smolyansky, Edward Smolyansky (11/12/2026)
- The Edward Smolyansky Trust 2/2/16: /s/ Edward Smolyansky, Edward Smolyansky, Trustee (11/12/2026)